
05006125

TATA

February 24, 2005
BJ/SH-L2/91 82-3733

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Further to our letter No.BJ/SH-L2/55 dated February 8, 2005, we wish to inform you that the allotment of a US$ 200 Million Foreign Currency Convertible Bond (FCCB) has been completed today.

The Company had earlier this month launched a US$ 200 Million, 5 year FCCB issue carrying a 1% coupon, convertible at a 50% premium over the closing share price of February 8, 2005 and bearing a yield to maturity (YTM) of 3.88% compounded semi-annually.

These Bonds will be listed on the Singapore Stock Exchange. J.P. Morgan was the sole underwriter and book runner to the offering.

Yours faithfully,
For The Tata Power Company Limited



(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

